VF 9-5-02

[redacted]

02053043

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response.... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED SEP 03 2002 WASH., D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20930 ~~8-20903~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIAD SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, 11TH FLOOR
(No. and Street)

NEW YORK, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. MICHAEL WEISS 212-349-9184
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

380 MADISON AVENUE NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED SEP 11 2002 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

VF 9-11-02

OATH OR AFFIRMATION

I, RICHARD SCHULTZ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIAD SECURITIES CORP. as of **JUNE 30, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

PRESIDENT

Title

MICHAEL WEISS
Notary Public, State of New York
No. 41-4521844
Qualified in Queens County
Commission Expires Dec. 31, 20..

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (iI) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

TRIAD SECURITIES CORP.

FINANCIAL REPORT

JUNE 30, 2002

CONTENTS

TRIAD SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS	
Cash	$ 1,061,700
Commissions receivable from clearing broker	830,274
Prepaid expenses and other current assets	55,872
Fixed assets - at cost less accumulated depreciation of $233,255	75,065
Other assets	209,981
Deferred income taxes	32,000
Total assets	$ 2,264,892
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 444,492
Deferred grant revenue	300,000
Total liabilities	744,492
Stockholders' Equity:	
Common stock - no par value, authorized, issued and outstanding - 200 shares	24,950
Additional paid-in capital	208,088
Retained earnings	1,287,362
Total stockholders' equity	1,520,400
Total liability and stockholders' equity	$ 2,264,892

See notes to financial statements.

TRIAD SECURITIES CORP.

STATEMENT OF OPERATIONS
Year Ended June 30, 2002

Revenues:	
Commissions	$ 8,788,264
Interest and dividends	602,778
Other	583,272
Total revenues	9,974,314
Expenses:	
Transaction, exchange and clearing costs	3,438,334
Compensation and related expenses	4,325,346
Communication and information services	707,360
General and administrative expenses	632,139
Support expenses paid to related party	19,910
Travel and entertainment	195,652
Interest expense	40,542
Other expenses	41,240
Total expenses	9,400,523
Income before provision for taxes	573,791
Provision for Income Taxes:	
Current - state and local	87,922
Deferred	(32,000)
	55,922
Net income	$ 517,869

See notes to financial statements.

TRIAD SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2002

	Common Stock		Additional	Retained	Total
	Shares	Amount	Paid-in Capital	Earnings	Stockholders' Equity
Balance, beginning	200	$ 24,950	$ 208,088	$ 1,171,493	$ 1,404,531
Net income	-	-	-	517,869	517,869
Dividends paid	-	-	-	(402,000)	(402,000)
Balance, ending	200	$ 24,950	$ 208,088	$ 1,287,362	$ 1,520,400

See notes to financial statements.

TRIAD SECURITIES CORP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended June 30, 2002

Subordinated loan - July 1, 2001	$ 575,000
Payment of subordinated loans	(575,000)
Subordinated loan - June 30, 2002	$ -

See notes to financial statements.

TRIAD SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended June 30, 2002

Cash Flows From Operating Activities:	
Net income	$ 517,869
Adjustments to reconcile net income to net cash (used in) operating activities:	
Depreciation	50,281
Deferred rent	7,579
Deferred income taxes	(32,000)
Changes in assets and liabilities:	
Commissions receivable	(631,007)
Prepaid expenses and other current assets	(1,337)
Other assets	41,163
Accounts payable and accrued expenses	(264,116)
Deferred grant revenue	300,000
Net cash (used in) operating activities	(11,568)
Cash Flows From Financing Activities:	
Subordinated loan paid	(575,000)
Stockholders' dividends paid	(402,000)
Net cash (used in) investing activities	(977,000)
Net (decrease) in cash	(988,568)
Cash:	
Beginning	2,050,268
Ending	$ 1,061,700
Supplemental Disclosures of Cash Flows Information:	
Cash paid for:	
Interest	$ 70,827
Income taxes	$ 79,983

See notes to financial statements.

1. ORGANIZATION

Triad Securities Corp. was incorporated in New York on July 8, 1976. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal office is located in New York City, and has satellite offices in Connecticut, and Long Island, New York.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The Company receives commission income in accordance with the terms of its agreements with clearing broker/dealers. Commission income and related expenses are recognized on a trade date basis.

Fixed Assets:

Fixed assets consist primarily of office furniture, fixtures and equipment. The assets are depreciated using the declining balance method over their estimate useful lives ranging from five to seven years.

Income Taxes:

The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, only appropriate state and local income taxes have been provided in the accompanying financial statements.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities, principally deferred grant revenues, using enacted tax rates in effect in the years in which differences are expected to reverse.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

3. SUBORDINATED LOAN

During November 2000, the Company borrowed $575,000 from a stockholder. Certain NASD regulations prohibit the payment of principal until maturity (December 1, 2003) or until the Company has received approval from the NASD. During fiscal 2002, the Company received approval from the NASD for repayment of the loan.

4. LEASE COMMITMENTS

The Company is obligated under noncancelable operating leases for premises through the fiscal year 2007. Minimum annual rentals under the noncancelable lease are as follows:

Year Ending June 30,	
2003	$ 249,537
2004	255,768
2005	262,188
2006	268,746
2007	22,559
	$ 1,058,798

In addition, the Company leases office space in New York and Connecticut on a month to month basis. Deferred rent credit included in accounts payable and accrued expenses in the accompanying balance sheet results from rent reductions provided for at the inception of the lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the fiscal year ended June 30, 2002 was $294,138.

5. STOCKHOLDERS' EQUITY

Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of June 30, 2002, the Company had net capital of $1,097,482, which was $1,047,482 in excess of its required net capital. The Company's net capital ratio was .68 to 1.

6. RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no provision made as of June 30, 2002.

7. CONCENTRATION OF RISK

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit.

8. RELATED PARTY TRANSACTIONS

The Company paid related support expenses in the amount of $19,910 to an entity controlled by the Company's controlling stockholder. The Company has guaranteed $50,000 of the related party's debt.

9. OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

10. SEPTEMBER 11, 2001 TRAGEDY

The Company's principal office is located near the scene of the terrorist attacks of September 11, 2001. The Company applied for and received $300,000 from the World Trade Center Grant Program administered by the Empire State Development Authority. The Grant requires the Company to continue their operations in New York City through February 22, 2005 or the Grant must be repaid. Accordingly, the $300,000 received under the Program has been deferred and is included with liabilities in the accompanying statement of financial condition.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Triad Securities Corp.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
August 13, 2002

TRIAD SECURITIES CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

June 30, 2002

Computation of Net Capital:

Total stockholders' equity per statement of financial condition		$ 1,520,400
Less:		
Nonallowable Assets:		
Prepaid expenses and other current assets	$ 55,872	
Fixed assets	75,065	
Other assets	209,981	
Deferred income taxes	32,000	(372,918)
Other:		
Guarantee of related party's debt		(50,000)
Net capital		1,097,482
Minimum Net Capital Required (greater of $50,000, or 6-2/3% of aggregate indebtedness, as defined)		50,000
Excess net capital		$ 1,047,482
Computation of Aggregate Indebtness:		
Accounts payable and accrued expenses		$ 444,492
Deferred grant revenue		300,000
Total aggregate indebtedness		$ 744,492
Ratio of Aggregate Indebtedness to Net Capital		.68 to 1

TRIAD SECURITIES CORP.

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

June 30, 2002

Net Capital:	
As reported in the Company's Part IIA (unaudited) FOCUS Report	$ 1,397,482
Increase in deferred grant revenue	(300,000)
Net capital - per supplemental schedule on page 11	$ 1,097,482
Aggregate Indebtedness:	
As reported in Company's Part IIA (unaudited) FOCUS Report	$ 444,492
Adjustments resulting in increase to aggregate indebtedness	300,000
Aggregate indebtedness per supplemental schedule on page 11	$ 744,492

TRIAD SECURITIES CORP.

COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3
June 30, 2002

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through other broker/dealers on a fully disclosed basis.

TRIAD SECURITIES CORP.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
June 30, 2002

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through other broker/dealers on a fully disclosed basis.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
August 13, 2002